Armada Water Assets, Inc.

1716 E. Lincoln Avenue

Fort Collins, CO 80524

970-567-1414

February 12, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C 20549

Re:	Armada Water Assets, Inc. (the “Company”) Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-186496)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make this application for withdrawal of the Registration Statement on Form S-1 (File No. 333-186496) originally filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2013 and all exhibits thereto (the “Registration Statement”).

This application is based on the fact that the Company has determined pursue a private offering in lieu of the initial public offering detailed in the registration statement. The Company intends to re-file its Registration Statement at a later date following the completion of its private offering.

We confirm that no securities have been sold pursuant to the Registration Statement. We request that, in accordance with Rule 457(c) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to our account for future use.

Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please email a copy of the written order as soon as it is available to attention of our counsel, Robert L. B. Diener at rob@rdienerlaw.com. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after we file the application, the Commission notifies us that the application for withdrawal will not be granted.

If you have any questions regarding this application, please do not hesitate to contact Robert Diener at (808) 573-6163.

Very truly yours,

ARMADA WATER ASSETS, INC. /s/ Mitch Burroughs By:___________________________ Mitch Burroughs, President